Exhibit 3.20

HEART AND FITNESS INSTITUTE

MINUTES FROM SHAREHOLDERS MEETING

DATE:	September 9, 1994

MEMBERS PRESENT:	Gary Symkoviak, M.D., President
Bard R. Madsen, M.D., Vice President
Marianne Maddox, Secretary

ITEMS OF BUSINESS: It was proposed that the Corporation name, Heart and Fitness Institute, be changed to the HEART AND MEDICINE INSTITUTE OF UTAH. A vote was taken between the two shareholders, Dr. Symkoviak, who holds 3020 shares, and Dr. Madsen, who holds 2980 shares, the vote was unanimous in the affirmative.

The article of amendment shall read: The name of Heart and Fitness Institute shall be changed to the Heart and Medicine Institute of Utah.

Respectively submitted

/s/ Gary P. Symkoviak
Gary P. Symkoviak, M.D., F.A.C.C.

/s/ Bard R. Madsen
Bard R. Madsen, M.D.